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                                    EXHIBIT 2

                           [DANNER COMPANY LETTERHEAD]

                                 March 13, 1997

VIA FEDERAL EXPRESS
Board of Directors
Shoney's, Inc.
1727 Elm Hill Pike
Nashville, Tennessee  37210


Ladies and Gentlemen:

     I have been reading through the Shoney's, Inc. annual report and proxy materials. These reports are very disturbing to me.

     As you recall, when I agreed to resign from the Shoney's Board of Directors in late 1992 or early 1993, the share price was around $24.00. At that time management approached me and offered to buy my stock. The circumstances surrounding the Board's failure to live up to its agreement to buy my stock are well known. Not too long after I resigned, I warned the Board that the newly amended "poison pill" that the Board was adopting could well serve to hurt Shoney's share price.

     Since 1993, the share price of Shoney's stock has been in free fall. On the other hand, executive compensation seems to keep going up without stop. Ordinary Shareholders, of course, don't share in this continued increase -- they are left holding a continuously emptier bag.

     Further, Shoney's appears to be paying its long-term debt by taking out short-term loans. According to the most recent 10-K report, it appears that Shoney's will have to come up with some $300 million in the next three years just to pay principal. In that period of time, interest rates on Shoney's debt apparently, like executive compensation, will begin to soar out of sight. This is like paying your house mortgage with your credit card. Pretty soon, it is lethal.

     Finally, in my opinion, food quality and operations at the store level are at rock bottom in so many locations that it is embarrassing for us all. Unless these turn around dramatically, the end of this once great company may prove to be inevitable.

     A few particulars, and a quick look at the facts, is helpful and down right disturbing:

     1. The stock price has fallen by nearly two-thirds since early 1993.

     2. The stock price performance is way below the S & P 500 Index. Shoney's Shareholders have not only missed out on the greatest Bull Market in history, their stock price is going down so fast that it's just plain scary.

     3. The stock price performance is well below the S & P 500 Restaurants Index. Again, Shoney's Shareholders have been left holding the empty brown lunch bag.

     4. The price-to-earnings ratio appears to be well below competitors such as Cracker Barrel.


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Board of Directors
Shoney's, Inc.
March 13, 1997
Page -2-

     5. Stores are being closed constantly.

     6. Shoney's just bought TPI and, it appears to me, Shoney's is now closing or planning to close TPI stores that it just bought. This seems to me to be a lot of money to spend to buy stores only to close some of them in the next breath. Wasn't this just a waste of money?

     7. Shoney's just bought some other franchise stores (from senior executive officer Bob Langford?) and, according to information that I've received, Shoney's is closing some of these stores as well. This seems like another waste of money.

     8. Executive Compensation - both Management costs and Board costs - has increased even though the stock price has fallen through the floor.

     9. Shareholders get no dividends.

     10. Shareholders are losing money on their shares.

     11. Shoney's continues to spend money on stock option plans and that sort of thing when its own published numbers show that it needs to spend the money on operations.

     12. Finally, since I offered to come back to run Shoney's for $1 a year, Shoney's apparently has paid its new Chairman about $900,000.00 and it has paid his two other senior officers hundreds of thousands of dollars. (THIS DOES NOT EVEN INCLUDE THE AMOUNTS PAID TO BUY ONE OF THEM OUT OF HIS FRANCHISE!).

     On top of the $900,000+ paid to the new Chairman, according to the most recent proxy statement Shoney's has granted stock options to the new Chairman with an estimated value of up to $12,535,000.00. This may not seem like a lot to the members of the Board of Directors, but to most folks it represents more money than they will see in their lifetimes. It appears that these options vest even if Shoney's continues to lose money!

     The decline in the stock price since 1993 has cost me personally about $75-$80 million. It has cost the other Shareholders proportionately. Unfortunately, many of them do not have the other resources that God has blessed me with. They are suffering - and their suffering is flat out unnecessary.

     This list is just intended to highlight a few of the areas that the Shareholders need an answer for.

     I hope that you will let the Shareholders know what you are thinking about these critical issues as you prepare for this year's Shareholders' Meeting.

                                      Sincerely,

                                      /s/ Raymond L. Danner
                                      Raymond L. Danner